UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

DigitalOcean Holdings, Inc.

(Name of Issuer)

Common Stock, $0.000025 par value

(Title of Class of Securities)

25402D102

(CUSIP Number)

Alejandro Moreno

Langhorne S. Perrow

c/o Access Industries, Inc.

40 West 57th St., 28th Floor

New York, New York 10019

(212) 247-6400

with copies to:

Nicholas P. Pellicani

Debevoise & Plimpton LLP

919 Third Avenue

New York, New York 10022

(212) 909-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 7, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

CUSIP No. 25402D1028

1	NAME OF REPORTING PERSON. Access Industries Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 25,865,449 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 25,865,449 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,865,449 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 26.86%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

(1)

All percentages of ownership of the Common Stock by Reporting Persons presented in this Statement are based on an aggregate of 96,297,098 shares of Common Stock issued and outstanding as of October 27, 2022, as disclosed in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on November 7, 2022.

CUSIP No. 25402D1028

1	NAME OF REPORTING PERSON. Access Industries Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 155,665 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 155,665 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 155,665 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 0.16%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

(1)

All percentages of ownership of the Common Stock by Reporting Persons presented in this Statement are based on an aggregate of 96,297,098 shares of Common Stock issued and outstanding as of October 27, 2022, as disclosed in the Issuer’s Form 10-Q filed with the SEC on November 7, 2022.

CUSIP No. 25402D1028

1	NAME OF REPORTING PERSON. AI Droplet Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 23,582,125 shares
	8	SHARED VOTING POWER 2,127,659 shares
	9	SOLE DISPOSITIVE POWER 23,582,125 shares
	10	SHARED DISPOSITIVE POWER 2,127,659 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,709,784 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 26.70%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

(1)

All percentages of ownership of the Common Stock by Reporting Persons presented in this Statement are based on an aggregate of 96,297,098 shares of Common Stock issued and outstanding as of October 27, 2022, as disclosed in the Issuer’s Form 10-Q filed with the SEC on November 7, 2022.

CUSIP No. 25402D1028

1	NAME OF REPORTING PERSON. AI Droplet Sharing LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 155,665 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 155,665 shares
	10	SHARED DISPOSITIVE POWER 0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 155,665 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 0.16%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

(1)

All percentages of ownership of the Common Stock by Reporting Persons presented in this Statement are based on an aggregate of 96,297,098 shares of Common Stock issued and outstanding as of October 27, 2022, as disclosed in the Issuer’s Form 10-Q filed with the SEC on November 7, 2022.

CUSIP No. 25402D1028

1	NAME OF REPORTING PERSON. AI Droplet Subsidiary LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,127,659 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 2,127,659 shares
	10	SHARED DISPOSITIVE POWER 0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,127,659 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 2.21%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

(1)

All percentages of ownership of the Common Stock by Reporting Persons presented in this Statement are based on an aggregate of 96,297,098 shares of Common Stock issued and outstanding as of October 27, 2022, as disclosed in the Issuer’s Form 10-Q filed with the SEC on November 7, 2022.

CUSIP No. 25402D1028

1	NAME OF REPORTING PERSON. Len Blavatnik
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 25,865,449 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 25,865,449 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,865,449 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 26.86%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)

All percentages of ownership of the Common Stock by Reporting Persons presented in this Statement are based on an aggregate of 96,297,098 shares of Common Stock issued and outstanding as of October 27, 2022, as disclosed in the Issuer’s Form 10-Q filed with the SEC on November 7, 2022.

CONTINUATION PAGES TO SCHEDULE 13D

This Amendment No. 1 to Schedule 13D is being filed by Access Industries Management, LLC (“AIM”), Access Industries Holdings LLC (“AIH”), AI Droplet Holdings LLC (“Holdings”), AI Droplet Sharing LLC (“Sharing”), AI Droplet Subsidiary LLC (“Subsidiary”) and Len Blavatnik (collectively, the “Reporting Persons”, and each, a “Reporting Person”) to report an increase in the percentage of shares of common stock, $0.000025 par value per share (the “Common Stock”), of DigitalOcean Holdings, Inc. (the “Issuer”) beneficially owned by the Reporting Persons due to a decrease in the number of shares of Common Stock as a result of share repurchases by the Issuer.

The Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on April 5, 2021 (the “Schedule”) is hereby amended and supplemented by the Reporting Persons as set forth below in this Amendment No. 1. This amendment is filed by the Reporting Persons in accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended, and refers only to information that has materially changed since the filing of the Schedule. The items identified below, or the particular paragraphs of such items which are identified below, are amended as set forth below. Unless otherwise indicated, all capitalized terms used and not defined herein have the respective meanings assigned to them in the Schedule.

Item 5	Interest in Securities of the Issuer

The disclosure in Items 5(a) and (b) to the Schedule is hereby amended and restated as follows:

(a) and (b) The responses of each of the Reporting Persons with respect to Rows 11, 12, and 13 of the cover pages of this Schedule 13D that relate to the aggregate number and percentage of Common Stock (including but not limited to footnotes to such information) are incorporated herein by reference.

The responses of each of the Reporting Persons with respect to Rows 7, 8, 9, and 10 of the cover pages of this Schedule 13D that relate to the number of Common Stock as to which each of the persons or entities referenced in Item 2 above has sole or shared power to vote or to direct the vote of and sole or shared power to dispose of or to direct the disposition of (including but not limited to footnotes to such information) are incorporated herein by reference.

23,582,125 shares of Common Stock are owned directly by Holdings and may be deemed to be beneficially owned by AIM and Len Blavatnik because (i) AIM is the sole manager of Holdings and (ii) Len Blavatnik controls AIM and a majority of the outstanding voting interests in Holdings. Each of the Reporting Persons (other than Holdings), and each of their affiliated entities and the officers, partners, members and managers thereof, disclaims beneficial ownership of these securities.

155,665 shares of Common Stock are owned directly by Sharing and may be deemed to be beneficially owned by AIM, AIH and Len Blavatnik because (i) AIM is the sole manager of Sharing and AIH, (ii) AIH controls all of the outstanding voting interests in Sharing and (iii) Len Blavatnik controls AIM and a majority of the outstanding voting interests in AIH. Each of the Reporting Persons (other than Sharing), and each of their affiliated entities and the officers, partners, members and managers thereof, disclaims beneficial ownership of these securities.

2,127,659 shares of Common Stock are owned directly by Subsidiary and may be deemed to be beneficially owned by AIM, Holdings and Len Blavatnik because (i) AIM is the sole manager of Subsidiary and Holdings, (ii) Holdings owns all of the equity interests in Subsidiary and (iii) Len Blavatnik controls AIM and a majority of the outstanding voting interests in Holdings. Each of the Reporting Persons (other than Subsidiary), and each of their affiliated entities and the officers, partners, members and managers thereof, disclaims beneficial ownership of these securities.

Item 7	Materials to Be Filed as Exhibits

Exhibit	Description

99.5	Joint Filing Agreement, dated as of November 8, 2022.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 8, 2022

ACCESS INDUSTRIES MANAGEMENT, LLC	/s/ Alejandro Moreno
Alejandro Moreno

ACCESS INDUSTRIES HOLDINGS LLC	By:	Access Industries Management LLC, its manager
/s/ Alejandro Moreno
Alejandro Moreno

AI DROPLET HOLDINGS LLC	By:	Access Industries Management LLC, its manager
/s/ Alejandro Moreno
Alejandro Moreno

AI DROPLET SHARING LLC	By:	Access Industries Management LLC, its manager
/s/ Alejandro Moreno
Alejandro Moreno

AI DROPLET SUBSIDIARY LLC	By:	Access Industries Management LLC, its manager
/s/ Alejandro Moreno
Alejandro Moreno

*
Len Blavatnik

*	The undersigned, by signing his name hereto, executes this Schedule 13D pursuant to the Limited Power of Attorney executed on behalf of Mr. Blavatnik and filed herewith.

By:	/s/ Alejandro Moreno
Name: Alejandro Moreno
Attorney-in-Fact